UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25




NOTIFICATION OF LATE FILING

SEC File Number
000-000000


(Check One):  xform  10-K   0 Form 20-F   0 Form 11-K
0 Form 10-Q 	0 Form 10-D   0 Form N-SAR
0 FonnN-CSR
For Period Ended: September 30, 2018	 	 	__

0 Transition Report on Form 10-K
0 Transition Report on Form 20-F D   Transition Report on Frmn 11-K
0 Transition Report on Fonn 10-Q
0 Transition Report on Fonn  N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

Graphene & Solar Technologies LTD
Full Name of Registrant

Solar Quartz Technologies Corporation (SQTX)
Fonner  Name if Applicable

433 N. Camden Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense andthe registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)


(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
effort or expense;



(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
[X]

K,
Form N-SAR or Fonn   N-CSR, or portion thereof,
will be filed  on or before the fifteenth calendar


dar
following the prescribed due date; or the subject quarterly report, or transition report on Form 10-


Q or subject distribution  report on
Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

(c)
The accountant's
statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART DI-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's auditors did not have sufficient time to review the financial statements so as to allow the filing of the report by December 31, 2018. The Company currently expects to file its 10K Report within the 15 calendar day extension provided by Rule12b-25.

PART IV-- OTHER  INFORMATION

(I) Name and telephone number of person to contact in regard to this notification

Cassi Olson

312

662-2913
(Name)

(Area Code)

(Telephone Number)


(2)  Have all other periodic  reports  required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for tl1e last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Solar Quartz Technologies Conloration
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date 	December 28, 2018 	By	Is/ Roger May

Roger May, Interim Chief Financial
Officer


INSTRUCTION: The form may be signed by an executive officer of the or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If title statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional  misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule
0-3 of the General Rules and Regulations under the Act.
The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).